Exhibit 99.1

KIDOZ Inc.

Pacific Centre,

Suite 1500, 701 West Georgia Street

Vancouver BC V7Y 1C6

Canada

Ph: +1 888-374-2163

Fax: +1 604-694-0301

Advertisers Forced to Find Safe Solutions to Reach Young Audiences as Australia Expands Under-16 Social Media Ban to YouTube

Vancouver, B.C. Canada, August 13, 2025 – Kidoz Inc. (TSXV:KDOZ, OTCQB:KDOZF) (“Kidoz” or the “Company”), mobile AdTech developer and owner of the market-leading Kidoz Contextual Ad Network (www.kidoz.net) and a leading COPPA (Children’s Online Privacy Protection Act) and GDPR-K (General Data Protection Regulation) certified digital media platform and a leader in safe mobile gamer engagement, welcomes the Australian government’s decision to expand its under-16 social media ban to include YouTube and highlights the urgent shift advertisers need to make toward safe, compliant digital advertising solutions, especially in mobile gaming.

Beginning December 10, 2025, Australian children under 16 will be prohibited from holding accounts on major social platforms, including YouTube, TikTok, Instagram, Facebook, Snapchat, and X. Platforms failing to verify users’ ages face penalties of up to AUD $50 million ($33M USD).

Kidoz CEO Jason Williams said: “This decision reshapes the digital landscape for young audiences. Advertisers now need safe, verified alternatives across all digital platforms to reach under-16 audiences. Privacy-first, precision matching platforms like Kidoz offer brands a solution to engage young audiences without risk of exposure to harmful content, or reliance on personal data.”

Kidoz enables brands to reach millions of kids safely through a walled-garden network of mobile games, apps, and kid-friendly content, all compliant with COPPA 2.0, CARU Guidelines, and GDPR-K. Unlike mainstream platforms, Kidoz avoids targeted advertising and ensures children access only age-appropriate experiences. The platform uses AI-driven contextual matching, provides effortless access to 100K+ games, opens direct access to premium games for advertisers, and ensures safe high-value engagement without personal data collection.

The Global Shift to Age Verification

Australia’s announcement comes amid a wave of international measures to protect children online:

●	Starting July 25, 2025, the United Kingdom’s Online Safety Act requires platforms, including gaming services, social media, and dating apps, and gaming services, to verify user ages to restrict access to adult or potentially harmful content, ensuring protection for minors.

●	Under the European Union’s Digital Services Act, mandatory age verification for online platforms is set for full implementation by the end of 2026. Denmark, France, Greece, Italy, and Spain are piloting a privacy-preserving app to confirm users’ age without sharing personal data.

●	In the United States, Google is testing machine learning-based age estimation in 2025 to identify users under 18 and enforce content restrictions across platforms like YouTube and Google Search, protecting minors’ mental health by limiting exposure to harmful material, with verification options like ID or selfie for misidentified users.

These initiatives reflect global recognition that increased protection for kids online requires all digital engagement to be safe and compliant. This increases demand for specialized solutions across all digital media platforms including mobile gaming and ad-safe digital solutions like Kidoz.

For advertisers, regulatory non-compliance creates significant business and reputational risk including significant fines. For example, YouTube agreed to a $170M settlement under COPPA with the Federal Trade Commission (FTC) and the New York Attorney General, while under GDPR, data breaches can carry fines of up to 4% of a company’s global annual turnover.

Kidoz operates one of the industry’s most comprehensive compliant mobile gaming advertising infrastructure, serving 150+ brand partners including McDonald’s, Disney, Mattel and LEGO. The Kidoz platform delivers a monthly reach of 500+ million users reach globally.

For more information about Kidoz’s safe and effective kids’ advertising network, visit www.kidoz.net.

For full details of the Company’s operations, please refer to the Securities and Exchange Commission website at www.sec.gov or the Kidoz Inc. corporate website at https://investor.kidoz.net or on the https://www.sedarplus.com website.

About Kidoz Inc.

Kidoz Inc. (TSXV:KDOZ) (OTCQB:KDOZF) (www.kidoz.net) is a global AdTech software company and the developer of the Kidoz Safe Ad Network, delivering privacy-first, high-performance mobile advertising for children, teens, and families, whose mission is to keep children safe in the complex digital advertising ecosystem. Kidoz also operates Prado, its wholly owned over-13 division. Through its proprietary Kidoz / Prado SDK’s, Privacy Shield, and advanced contextual targeting tools, Kidoz enables safe, compliant ad experiences that adhere to COPPA, GDPR-K, and global standards, without using location or personally identifiable information data tracking commonly used in digital advertising enabling scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Kidoz / Prado platform helps app developers monetize their apps with safe and relevant ads, while uniting brands and families in a compliant mobile ecosystem. Google-certified and Apple-approved, the Kidoz network reaches hundreds of millions of users monthly, and is trusted by leading brands including Mattel, LEGO, Disney, and Kraft. Kidoz offers both managed and programmatic media solutions, including SSP, DSP, and Ad Exchange capabilities and provides a platform for mobile app publishers to monetize their active users through display, rich media, and video ads. Trusted by top brands and developers, Kidoz runs campaigns in over 60 countries and generates the majority of its revenue from AdTech advertising.

The Company also operates Prado, its wholly owned over-13 division. For brands, Prado enables scaled access with high quality inventory and audience engagement across teens, families, and general audiences.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future success of the company. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission. Specifically, readers should read the Company’s Annual Report on Form 20-F, filed with the SEC and the Annual Financial Statements and Management Discussion & Analysis filed on SEDAR on April 24, 2025, and the prospectus filed under Rule 424(b) of the Securities Act on March 9, 2005 and the SB2 filed July 17, 2007, and the TSX Venture Exchange Listing Application for Common Shares filed on June 29, 2015 on SEDAR, for a more thorough discussion of the Company’s financial position and results of operations, together with a detailed discussion of the risk factors involved in an investment in Kidoz Inc.

For more information contact:

Henry Bromley

CFO

ir@kidoz.net

(888) 374-2163

Neither the TSX Venture Exchange nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.